Exhibit 99.4

VIA SEDAR

March 6, 2009

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Autorité des Marches Financiers
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Newfoundland Securities Commission
Nunavut Registrar Securities
Yukon Registrar of Securities
Northwest Territories Registrar of Securities

Dear Sirs,

Re:	Harvest Energy Trust
Annual & Special Meeting of Unitholders

We are pleased to advise you of the details of the upcoming meeting of the unitholders of Harvest Energy Trust:

	Issuer:	Harvest Energy Trust
	Meeting Type:	Annual & Special Meeting
	ISIN – Trust Units:	CA41752X1015
	Meeting Date:	May 19, 2009
	Record Date of Notice:	March 31, 2009
	Record Date of Voting:	March 31, 2009
	Beneficial Ownership Determination Date:	March 31, 2009
	Class of Securities Entitled to Receive Notice	Trust Units
	Class of Securities Entitled to Vote:	Trust Units
	Place:	Calgary, Alberta

We are filing this information in compliance with the Canadian Securities Administrators’ National Instrument 54 – 101 regarding Shareholder Communication, in our capacity as the agent for Harvest Energy Trust

Yours truly,

/s/ June Lam
June Lam
Account Manager, Client Services

cc: Harvest Energy Trust
Attn: Kari Sawatzky